





04036690

SUPPL

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

August 27, 2004

Re: Investor AB – file no 82-34698

The enclosed information is being furnished pursuant to Rule 12g3-2(b).

Very truly yours,

Gunilla Swardh
Compliance Officer

Enclosure





Interim Report January – June 2004

Investor's net asset value on June 30, 2004 amounted to SEK 93,543 m. (SEK 122 per share), compared with SEK 83,063 m. (SEK 108 per share) on December 31, 2003.

The net asset value increased by SEK 10,480 m. (5,832), or 13 percent (9), during the first six months of the year. The change in net asset value includes consolidated income after tax totaling SEK 6,121 m. (-539), corresponding to SEK 7.98 per share (-0.70).

The value of Investor's total assets was SEK 109,459 m. on June 30, 2004, as against SEK 103,656 m. on December 31, 2003. Net debt amounted to SEK 15,916 m. at the close of the six-month period, compared with SEK 20,593 m. December 31, 2003, corresponding to 15 percent of total assets, as against 20 percent at year-end 2003.

The value of Core Holdings increased by SEK 11,009 m. during the first six months of the year (7,952). Ericsson and ABB accounted for most of the increase: SEK 7,742 m. and SEK 1,082 m., respectively, while the value of Investor's holding in AstraZeneca changed by SEK -650 m.

Investor acquired shares in Ainax for SEK 1,022 m. in the second quarter. In the first quarter of 2004, Investor sold shares in AstraZeneca for SEK 7,320 m.

The value of New Investments increased by SEK 471 m. during the period (-447). Investments in the first six months totaled SEK 1,214 m. (1,106) and shares were sold for SEK 1,519 m. within the New Investments business (1,275).

The total return on Investor shares was 14 percent in the first six months of 2004 (20). The total return was 2 percent in the second quarter (28). During the past 12-month period the total return has been 36 percent (-22).

Investor's key figures

	6/30 2004	3/31 2004	12/31 2003	6/30 2003
Assets, SEK m.	109 459	107 734	103 656	87 754
Net debt, SEK m.	-15 916	-16 150	-20 593	-19 153
Net asset value, SEK m.	93 543	91 584	83 063	68 601
Net asset value per share, SEK	122	119	108	90

Development during the period/quarter	January-June 2004	January-June 2003	April-June 2004	April-June 2003
Change in net asset value, SEK m.	10 480	5 832	1 959	9 832
Change in net asset value, percent	13	9	2	17
Change in net asset value per share, SEK	14	8	3	13

Due to current accounting regulations, Investor's associated companies are to be reported in accordance with the equity method in the consolidated income statement and balance sheet. As a consequence, Investor waits for the interim reports of associated companies before it prepares this formal interim report (see "Accounting Principles" for further information). In order to provide financial information to the market as quickly as possible, Investor chose to release a net asset value report first, which was released on July 12, 2004.

The Interim report can also be accessed on the Internet at www.investorab.com

Investor is the largest industrial holding company in the Nordic region. For almost a century, our business concept has been to build best-in-class companies in sectors where we have a strong knowledge and networking advantage. Investor is a leading shareholder in a number of multinational companies, including AstraZeneca, Ericsson and SEB. Investor also conducts private equity activities in North America, Europe and Asia.

Change in net asset value

On June 30, 2004, Investor's net asset value amounted to SEK 93,543 m. (68,601)[1], corresponding to SEK 122 per share (90).

Investor's net asset value

	6/30 2004		12/31 2003	
	SEK/share	SEK m.	SEK/share	SEK m.
Core Holdings	118	90 435	112	85 841
New Investments	17	13 023	16	12 745
Other Holdings	3	2 365	4	2 924
Other Operations	3	1 959	2	1 561
Other assets and liabilities	2	1 677	1	585
Total assets	**143**	**109 459**	**135**	**103 656**
Net debt	-21	-15 916	-27	-20 593
Total net asset value	**122**	**93 543**	**108**	**83 063**

Investor's net asset value increased by SEK 10,480 m. (5,832), or 13 percent, in the first six months of the year (9). In the second quarter the net asset value rose by SEK 1,959 m. (9,832), or by 2 percent (17).

For more information: nav.investorab.com



1) Figures in parentheses refer to the corresponding date/period of the preceding year.

During the six-month period, Core Holdings changed the net asset value by SEK 12,368 m. (9,358), New Investments by SEK 299 m. (-508), Other Holdings by SEK 64 m. (111) and Other Operations by SEK 10 m. (86). The corresponding figures for the second quarter were SEK 2,330 m. (13,016), SEK -75 m. (-428), SEK 49 m. (55) and SEK -8 m. (82).

The net asset value was also affected in the first six months by SEK -2,261 m. in groupwide items (-3,215), of which the dividend payment represented SEK -1,726 m. (-2,608).

See also Appendix 1 on page 13.

Investor shares

The total return[2] on Investor shares was 14 percent over the first six months of the year (20). The total return was 36 percent over the past 12-month period (-22). In the second quarter, the total return was 2 percent (28).

The average total return on Investor shares has been 15 percent over the past 20-year period.



The price of the Investor B-share was SEK 77.00 on June 30, 2004, as against SEK 69.50 at year-end 2003.

For more information: share.investorab.com

2) Total return is the sum of share price changes and reinvested dividends.

Total assets by sector and business area on June 30, 2004



SEK m.	Technology	Healthcare	Engineering	Financial Services	Other	Total
Core Holdings	21 877	26 703	25 614	16 241	-	90 435
New Investments, listed	734	1 064	20	-	-	1 818
New Investments, unlisted	5 726	1 676	1 060	317	2 426	11 205
Other	1 621	-	-	-	4 380	6 001
Total	**29 958**	**29 443**	**26 694**	**16 558**	**6 806**	**109 459**

Core Holdings

A total of SEK 1,022 m. was invested in the Core Holdings portfolio during the first six months of 2004 (0) and was entirely related to the purchase of 4,444,477 shares in Ainax during the second quarter. (Ainax is a newly listed company holding Volvo's former A-shares in Scania.)

Shares were sold for SEK 7,437 m. during the six-month period (50). In connection with Electrolux's share redemption offer, Investor redeemed 461,619 A-shares for SEK 92 m. and also sold 484,340 Electrolux B-share redemption rights for SEK 25 m.

In the first quarter 21,200,000 shares in AstraZeneca were sold for SEK 7,320 m. The sale generated a capital gain of SEK 6,148 m.

The value of Investor's core holdings increased by SEK 11,009 m. in the first six months of the year (7,952), of which SEK 1,227 m. during the second quarter (11,936). The change in value includes capital gains/losses and the change in surplus value, etc.

Ericsson and ABB and accounted for most of the increase: SEK 7,742 m. and SEK 1,082 m., respectively, while the value of Investor's holding in AstraZeneca changed by SEK -650 m.



For more information: ch.investorab.com

Core Holdings

	Number of shares[1] 6/30 2004	Market value SEK/share 6/30 2004	Market value SEK m. 6/30 2004	Share price perform- ance[2] 2004 (%)	Share of total assets (%)	Share of capital[3] (%)	Share of voting rights[3] (%)	Market value SEK/share 12/31 2003	Market value SEK m. 12/31 2003
Healthcare									
AstraZeneca	63 465 810	28	21 705	-2	20	4	4	39	29 675
Gambro	68 468 225	7	4 998	23	5	20	26	5	4 074
		35	26 703		25			44	33 749
Technology									
Ericsson	810 393 516	24	18 453	72	17	5	38	14	10 711
Saab AB	21 611 925	3	2 237	-5	2	20	36	3	2 356
WM-data	70 265 500	2	1 187	9	1	16	29	1	1 089
		29	21 877		20			18	14 156
Engineering									
Atlas Copco	31 454 971	11	8 792	9	8	15	21	11	8 100
ABB	204 115 142	11	8 450	15	8	10	10	10	7 368
Scania	18 170 073	6	4 605	26	4	9	15	5	3 672
Ainax[4]	4 444 477	1	1 100	15	1	16	16		
Electrolux	18 457 571	3	2 667	-9	2	6	26	4	2 980
		32	25 614		23			30	22 120
Financial Services									
SEB	138 272 295	20	15 072	3	14	20	21	19	14 657
OMHEX	12 950 507	2	1 169	1	1	11	11	1	1 159
		22	16 241		15			20	15 816
Total		118	90 435		83			112	85 841

1) Holdings, including any shares on loan.
2) Most actively traded class of share. The share price trend for Ainax refers to the period beginning June 8, 2004.
3) After full dilution and adjusted for any repurchases of own shares.
4) One share in the Ainax holding company corresponds to one underlying A-share in Scania.

New Investments

A total of SEK 1,214 m. was invested in the first six months of the year in the New Investments business (1,106), of which SEK 724 m. was in the second quarter. The investments consisted of SEK 570 m. in new investments and SEK 644 m. in follow-on investments. Holdings were sold during the period for SEK 1,519 m. (1,275), of which SEK 674 m. was in the second quarter. Sales generated capital gains totaling SEK 102 m. (73). The decline in the value of listed holdings in the first half of the year was attributable to exits.

Net write-downs were positive and amounted to SEK 482 m. during the six-month period (-230), of which SEK 454 m. in the second quarter (-398). Most of the SEK 482 m. in positive net write-downs was attributable to the sale of shares for which earlier write-downs were reversed and impacted capital gains/losses.

The value of New Investments changed by SEK 471 m. in the first six months of the year (-447), of which SEK -44 m. was in the second quarter (-395).

During the period January 1, 1998 to June 30, 2004, the New Investments business increased Investor's net asset value by SEK 1 m. (see table below). The return on realized investments met the minimum return requirement of 20 percent during this period.

New Investments – 10 largest listed holdings[1]

	Sector	Owner-ship (%)	Share price perform-ance 2004 (%)	Market value[2] (SEK m.) 6/30 2004	Market value[2] (SEK m.) 12/31 2003
Kyphon	H	9	13	573	515
Tessera	T	12	-4	479	568
ISTA	H	20	13	220	188
Intuitive Surgical	H	4	11	155	141
Micronic	T	5	-34	85	125
Amkor	T	1	-55	70	127
Lycos Europe	T	3	-6	64	108
Axcan	H	1	35	63	151
Biotage	H	12	-19	53	65
Nilörn	OTH	15	0	20	19
Other, listed	-	-	-	36	243
Total, listed				**1 818**	**2 250**
Unlisted				11 205	10 495
Total, New Investments				**13 023**	**12 745**

1) Purchases and sales were made in certain holdings during the year.
2) After a discount of 10 or 20 percent, depending on the liquidity of the company's shares. Market value is affected by exchange rate changes.



For more information: ni.investorab.com

New investments by unit

	Market value SEK/share 6/30 2004	Market value SEK m. 6/30 2004	Book value SEK m. 6/30 2004	Market value SEK/share 12/31 2003	Market value SEK m. 12/31 2003	Book value SEK m. 12/31 2003
Investor Growth Capital	10	8 035	6 570	10	8 169	6 486
EQT	6	4 423	4 390	5	4 033	3 995
Investor Capital Partners – Asia Fund	1	565	565	1	543	543
Total	**17**	**13 023**	**11 525**	**16**	**12 745**	**11 024**



Investor Growth Capital

The venture capital business continued to benefit from the improving fundamental and financial market environment during the second quarter. Fund raising for new venture funds also reached a two-year high.

In the second quarter, three new investments were made in Cradle Technologies, Greenway Medical and Shoei.

Cradle Technologies, based in California, is a fabless semiconductor company providing flexible and high-quality DSP solutions for video, audio and imaging.

Greenway Medical, based in Georgia, develops and sells software solutions for integrated medical practice management and electronic records.

Shoei is a Japan-based company that develops and sells glass-glass touch panels for the automotive industry and for manufacturers of digital video cameras.

In the second quarter, follow-on investments were made in Aerocrine, Amkor, Atrica, Bredbandsbolaget (B2), EpiGenesis, Gyros and Umetrics, among other companies.

In the second quarter, holdings in Idealab and Alibaba.com were sold in their entirety. In addition, the holding in Lycos Europe was partially divested and, as in the first quarter, part of the holdings in Axcan, Kyphon and Tessera.

In the first quarter, a new investment was made in EpiValley Ltd. An investment in Swedish Orphan International was also announced.

In the first quarter, Investor sold its remaining position in ASM Pacific. Follow-on investments were also made in Bredbandsbolaget (B2) and Ness Display, among other companies.

In the first quarter, measures were announced to reduce costs within Investor Growth Capital's activities (see also page 9). It was also announced that b-business partners will focus only on its current portfolio of holdings.

For more information:
www.investorgrowthcapital.com

EQT

In the second quarter, the sale of Dahl to Saint-Gobain was finalized. The transaction was announced in the first quarter. The divestment of Dahl generated a capital gain of SEK 204 m. for Investor.

Follow-on investments were made in HemoCue, FlexLink, Findus, Eldon Enclosures, Salcomp and Duni.

EQT is currently establishing and raising capital for a new fund, EQT IV. The fund will have the same focus as EQT III (formerly EQT Northern Europe). Investor's investment in the fund will amount to approximately EUR 500 m., corresponding to about 20 percent of EQT IV's total capital commitments.

In the first quarter, Vaasan & Vaasan was sold to Capinvest and a follow-on investment was made in Finn-Power. The investment in Sirona was completed during the first quarter.

For more information: www.eqt.se

Investor Capital Partners – Asia Fund

Investor Capital Partners-Asia Fund made no additional investments or divestments during the six-month period.

The fund currently has three investments in its portfolio: Cosmetic Group, Kingclean and Memorex.

For more information:
www.investorcapitalpartners.com

Other Holdings

Other Holdings

	6/30 2004		12/31 2003	
	SEK/ share	SEK m.	SEK/ share	SEK m.
Hi3G	2	1 621	2	1 621
Fund investments	1	742	1	801
Other	0	2	1	502
Total, Other Holdings	**3**	**2 365**	**4**	**2 924**

Hi3G

During the first half of the year, the mobile operator 3 launched a number of new services and 3G handset models that are having a positive impact in attracting new subscribers.

3 will have approximately 60 dedicated 3 stores in Sweden and Denmark before year-end 2004.

In June, 3 and three other 3G operators submitted an application to Sweden's National Post and Telecom Agency to change the license terms for the 3G buildout in Sweden. The application concerned signal strength and the buildout schedule. In connection with the application, the parties also agreed on mast-sharing in Norrland, in the north of Sweden.

As reported earlier, Investor estimates that its total capital contribution to Hi3G, in the form of shareholder's contributions, will be between SEK 4 bn. and SEK 5 bn. The intention is to finance Hi3G over time with shareholders' equity and external project financing on an approximately 50-50 basis. To date, Investor has obtained its own loans for the loan financing of Hi3G. However, the loans are expected to be transferred to external project financing to Hi3G in the future.

In April, an agreement was reached with the European Investment Bank (EIB) for a SEK 1,800 m. loan facility covering Investor's share of Hi3G's loan financing.

In the first half of 2004, SEK 930 m. was provided to Hi3G in the form of loans, of which SEK 649 m. in the second quarter.

Investor's financing of Hi3G

	1/1-6/30 2004	12/31 2003	Total
Shareholder's contributions	-	1 648	**1 648**
Loans [1]	930	1 800	**2 730**
Total	**930**	**3 448**	**4 378**

[1] Included in "Other assets and liabilities" in the net asset value table.

For more information: www.tre.se

Other

As announced earlier, Investor sold all its shares in Fiskars in April. The holding comprised 3,731,197 A-shares and 1,012,800 K-shares that were sold for SEK 418 m., generating a capital gain of SEK 256 m.

Other Operations

Other Operations

	6/30 2004		12/31 2003	
	SEK/ share	SEK m.	SEK/ share	SEK m.
The Grand Group	2	1 475	1	1 075
Land and real estate	1	300	1	300
Active portfolio management	0	105	0	102
Other	0	79	0	84
Total, Other Operations	**3**	**1 959**	**2**	**1 561**

The Grand Group

The result after net financial items for The Grand Group was SEK -34 m. in the first six months of the year (-20), of which SEK -11 m. consisted of expensed renovation work (-14).

In the first quarter, the Grand Group purchased three buildings on Blasieholmen, in downtown Stockholm, for SEK 400 m.

For more information: www.grandhotel.se

Active portfolio management

Investor's active portfolio management activities generated trading income of SEK 3 m. in the first six months of 2004 (36).

Consolidated results

Operating costs amounted to SEK 231 m. in the first six months of the year (255), down 9 percent, compared with the corresponding period of last year.

Income after financial items totaled SEK 7,841 m. during the six-month period (686). The amount includes a capital gain of SEK 6,148 m. on the sale of AstraZeneca shares.

Income for the six-month period (after tax) totaled SEK 6,121 m. (-539), corresponding to SEK 7.98 per share (-0.70).

A provision was made in the first quarter for SEK 100 m. in restructuring costs, which was charged against income for the six-month period.

A more detailed description of operations is provided as a table in Appendix 1 on page 13.

Consolidated net debt

Consolidated net debt was SEK 15,916 m. at the close of the period, as against SEK 20,593 m. at year-end 2003. Investor's net debt amounted to 15 percent of total assets, compared with 20 percent at year-end 2003.

Cash and cash equivalents amounted to SEK 12,551 m. on June 30, 2004, as against SEK 9,803 m. at year-end 2003. During the remainder of 2004, SEK 642 m. of outstanding loans will be due for payment. In 2005, SEK 3,627 m. of outstanding loans will be due for payment.



Parent Company

Share capital

Investor's share capital on June 30, 2004 amounted to SEK 4,795 m. (SEK 4,795 m. on December 31, 2003).

Structure of share capital

Class of share	Number of shares	Number of votes	% of capital	% of votes
A 1 vote	311 690 844	311 690 844	40.6	87.2
B 1/10 vote	455 484 186	45 548 418	59.4	12.8
Total	767 175 030	357 239 262	100.0	100.0

Income and investments

Income after financial items totaled SEK 6,593 m. in the first half of 2004 (275), of which SEK 5,053 m. consisted of realized results and write-downs in holdings (-37).

During the six-month period SEK 3,146 m. was invested in financial fixed assets (1,093), of which SEK 40 m. in Group companies (814). Sales of financial fixed assets totaled SEK 7,861 m. (780), of which SEK 321 m. was attributable to holdings in Group companies (471).

Current receivables amounted to SEK 2,196 m. on June 30, 2004, as against SEK 1,576 m. on December 31, 2003. Short-term debt amounted to SEK 17,244 m., compared with SEK 20,646 m. at year-end 2003. Shareholders' equity amounted to SEK 56,934 m. on June 30, 2004, compared with SEK 52,121 m. at year-end 2003.

As noted in Investor's latest annual report (page 69), the Parent Company was not granted the possibility to completely deduct foreign tax (withholding tax on dividends) and appealed the taxation. The charged tax was not expensed while awaiting the decision of the county administrative court. In the second quarter, the court ruled in Investor's favor on June 23, 2004, giving Investor the right to the deduct the entire tax. Investor's earnings will not be affected as a result.

Other

Measures to realign the organization

In the first quarter it was announced that parts of the organization would be realigned and that costs would be reduced within the New Investments business, but also within certain corporate functions. This adjustment process is expected to reduce annual costs by about SEK 75 m. These cost savings will be achieved in full within one or two years.

As a result of these organizational adjustments, close to 30 employees will gradually leave Investor. As of June 30, 2004, approximately 20 of these employees had left Investor. Investor's wholly owned investment organization had 160 employees at the end of the six-month period.

Information about affiliated parties

In accordance with market practice and the principles applying to previously established EQT funds, senior staff in EQT and members of EQT IV's investment committee may subscribe for shares in a company that administrates the new EQT IV fund. In his position as chairman of EQT IV's investment committee, Claes Dahlbäck has subscribed for 2 percent of the company's capital, which carries the obligation to provide approximately EUR 500,000 for investments that the company makes in the fund. This is done on the same terms that apply to Investor and other partners.

Accounting principles

When preparing this interim report, the same accounting principles and calculation methods have been applied as those used in the preparation of the latest annual report, with the following exceptions:

- As of January 1, 2004, Investor is applying Recommendation No. 29 of the Swedish Financial Accounting Standards Council. The effect of adopting this accounting principle, which is reported as a change in shareholders' equity, applies to the calculation of pension commitments and amounts to SEK -100 m.

- As of January 1, 2004, other administrative expenses in Novare, The Grand Group, EQT and Investor Capital Partners – Asia Fund are reported under "Cost of goods and services sold" in the consolidated income statement. Comparative figures have been adjusted accordingly. These costs were previously reported under "Operating costs".

All items in the income statement (except tax) have been calculated in accordance with the acquisition value method, with a separate lines for adjustments due to the equity method and shares of income of associated companies. As a consequence, income items in the report's text have also been calculated in accordance with the acquisition value method.

In this report, holdings in associated companies are reported in accordance with the equity method; in the previously released net asset value report, associated companies were reported in accordance with the acquisition value method.

The net asset value and its change best reflect Investor's performance. Investor has therefore been granted an exemption by the Stockholm Stock Exchange from replacing certain sales and income measurements relating to the net asset value and total return, which would had otherwise been required in bullet form in this report.

Valuation principles for New Investments

The valuation of listed holdings within New Investments is based on the share price of each company on the last business day of the reporting period, less 10 or 20 percent, depending on the liquidity of the company's shares and any limitations to the disposal rights to the company's shares.

For unlisted holdings, Investor uses a valuation method in which the holdings are valued at acquisition cost, less any write-downs. The valuation, and if relevant, any need for write-downs, is determined quarterly on the basis of the market's development and the performance of each company in relation to its plan and budget.

Unlisted holdings in funds are valued on the basis of the underlying value of their holdings at the lower of acquisition cost and fund manager's valuation. Listed holdings are valued as described above. For funds in which Investor has a holding of less than 10 percent, or is inactive in the fund's activities, the main rule is that Investor uses the valuation that the fund manager makes of all holdings in the fund. However, the fund is never valued higher than Investor's acquisition cost. If Investor's evaluation is that the fund manager's valuation has not given sufficient consideration to factors that can negatively affect the holdings, the value may be written down.

Reporting in accordance with IFRS

In accordance with the requirements that listed companies in the EU will have to meet as of 2005, Investor is preparing to adopt the International Financial Reporting Standards (IFRS).

Based on current IAS/IFRS and the proposed amendments to these standards, Investor has identified the principles and internal procedures

that will have to be changed to comply with the regulations. For Investor, it is primarily the rules in IAS 39, encompassing the reporting of financial instruments, which will affect reported figures, compared with today. The recommendation specifies that financial instruments, comprising investments in equity instruments and the loan portfolio in Investor, shall, in most cases, be reported at fair value, instead of at the lower of acquisition value and fair value currently used. To the extent that changes in fair value are reported in the income statement, they will generate greater volatility in results, compared with current principles.

When financial instruments are shown at fair value, reported shareholders' equity in Investor's formal reporting will approach Investor's net asset value (assets less liabilities at fair value) and the income statement will show the development of the investment portfolio's value to a greater extent than before.

The introduction of IAS/IFRS will also significantly impact the reporting of employee stock option and share programs. In accordance with IFRS 2, which applies to share-based payments, such payments are to be recognized as an expense in the income statement as the issued employee stock options/shares are vested.

In accordance with IAS 16, which applies to property, plant and equipment, the reporting of property used within operations is based on a component approach, which for Investor will involve changes to procedures for capitalizing and depreciating such property. These changes are estimated to have a very limited impact on the income statement and balance sheet.

The above scenarios, and the exact classifications and measurements that Investor will use to report in accordance with IAS/IFRS, will depend on the outcome of the current proposed amendments to IAS 39 and which recommendations that the EU will endorse for implementation in 2005.

Interim reports in 2004

In the interim reports for 2004, Investor's associated companies are reported in accordance with the equity method in the consolidated income statement and balance sheet. As a consequence, Investor waits for the interim reports of associated companies before it prepares its own formal interim report. However, for the purpose of providing financial information to the market as quickly as possible, Investor releases two reports per quarter (see "Upcoming financial events"): a net asset value report that is based on the acquisition value method, like earlier interim reports, and a formal interim report prepared in accordance with the equity method.

Upcoming financial events

2004

October 12	Net Asset Value Report, January-September
November 26	Formal Interim Report, January-September

2005

January 19	Net Asset Value Report for 2004
February 28	Formal Year-end Report for 2004
April 11	Annual General Meeting
April 11	Net Asset Value Report, January-March

Stockholm, August 27, 2004

Marcus Wallenberg

President and Chief Executive Officer

For more information:

Lars Wedenborn, Chief Financial Officer:
+46 8 614 2141, +46 735-24 21 41
lars.wedenborn@investorab.com

Fredrik Lindgren, Vice President,
Corporate Communications: +46 8 614 2031,
+46 735-24 20 31
fredrik.lindgren@investorab.com

Oscar Stege Unger, Investor Relations Manager:
+46 8 614 20 59, +46 70 624 20 59
oscar.stege.unger@investorab.com

www.investorab.com

Investor AB (publ), Org. no. 556013-8298
SE-103 32 Stockholm, Sweden
Visiting address: Arsenalsgatan 8C
Phone: + 46 8 614 20 00
Fax: + 46 8 614 21 50
info@investorab.com

This net asset value report has not been subject to review by the Company's auditors.

INVESTOR GROUP

CONSOLIDATED INCOME STATEMENT

SEK m.	2004 1/1-6/30	2003 1/1-6/30	2004 4/1-6/30	2003 4/1-6/30
Investing activities				
Dividends	1 501	1 601	1 190	1 165
Capital gains/losses and write-downs	7 121	-176	368	-283
Operating costs	-198	-215	-87	-104
Restructuring cost	-75	-	-	-
Net income - Investing activities	**8 349**	**1 210**	**1 471**	**778**
Other Operations				
Net sales	328	335	179	181
Cost of goods and services sold	-340	-347	-179	-175
Net income, active portfolio management	3	36	-19	39
Operating costs	-15	-21	-9	-12
Net income - Other Operations	**-24**	**3**	**-28**	**33**
Groupwide operating costs	-18	-19	-9	-10
Restructuring cost	-25	-	-	-
Operating income	**8 282**	**1 194**	**1 434**	**801**
Net financial items	-441	-508	-239	-262
Income after financial items	**7 841**	**686**	**1 195**	**539**
Adjustment due to equity method [1]	-1 822	-837	-985	-799
Shares of income of associated companies [2]	774	82	221	222
Income before tax	**6 793**	**-69**	**431**	**-38**
Tax on net income for the period [3]	-668	-467	-351	-292
Minority interest in net income for the period	-4	-3	-1	-1
Net income for the period	**6 121**	**-539**	**79**	**-331**
Earnings per share before and after dilution, SEK	**7.98**	**-0.70**	**0.10**	**-0.43**

Effect of equity method				
Dividends	-1 077	-1 009	-1 001	-1 009
Capital gains/losses and write downs	-745	172	16	210
[1] Adjustment due to equity method	-1 822	-837	-985	-799
[2] Shares of income of associated companies	774	82	221	222
[3] Tax on shares in income of associated companies	-563	-395	-253	-252
Total effect of equity method	**-1 611**	**-1 150**	**-1 017**	**-829**

INVESTOR GROUP

CONSOLIDATED BALANCE SHEET

SEK m.	2004 6/30	2003 12/31
Assets		
Tangible fixed assets	1 892	1 330
Participations in associated companies		35 049
Other shares and participations	67 644	33 908
Receivables	4 030	3 278
Cash and cash equivalents	12 551	9 803
Total assets	**86 117**	**83 368**
Shareholders' equity and liabilities		
Shareholders' equity	53 835	49 039
Provision for pensions	238	286
Other provisions	947	756
Loans	28 229	30 110
Other liabilities	2 868	3 177
Total shareholders' equity and liabilities	**86 117**	**83 368**

Net debt	2004 6/30	2003 12/31
Cash and cash equivalents	12 551	9 803
Loans	-28 229	-30 110
Provision for pensions	-238	-286
Total net debt	**-15 916**	**-20 593**

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

SEK m.	2004 6/30	2003 12/31
Opening balance as per balance sheet	**49 039**	**52 940**
Effect of change in accounting policy	–	-100
Opening balance adjusted for change in accounting policy	**49 039**	**52 840**
Dividend to shareholders	-1 726	-2 608
Effect of employee stock option programs (hedging, etc.)	47	75
Exchange rate differences, subsidiaries	121	-538
Exchange rate differences, associates	106	-644
Other changes in associated companies' equity.	127	83
Net income for the period	6 121	-169
Closing balance	**53 835**	**49 039**

INVESTOR GROUP

CONSOLIDATED STATEMENT OF CASH FLOWS

SEK m.	2004 1/1-6/30	2003 1/1-6/30
Cash flows from operating activities		
Core Holdings		
Dividends received	1 434	1 477
New Investments		
Dividends received	14	80
Other Holdings		
Dividends received	45	45
Active portfolio management, Other Operations and		
operating costs		
Payments received	14 008	9 298
Payments made	-14 291	-9 765
Cash flows from operating activities before		
net interest income/expense and income taxes	**1 210**	**1 135**
Interest received/paid	-604	-567
Income taxes paid	-128	-288
Cash flows from operating activities	**478**	**280**
Cash flows from investing activities		
Core Holdings		
Acquisitions	-1 022	-
Sales	7 437	50
New Investments		
Acquisitions, etc.	-1 293	-1 158
Sales	1 540	1 325
Other Holdings		
Acquisitions, etc.	-33	-285
Increase in long-term receivables	-870	-480
Sales	561	259
Acquisitions of tangible fixed assets	-453	-63
Sales of tangible fixed assets	-	4
Cash flows from investing activities	**5 867**	**-348**
Cash flows from financing activities		
Loans raised	899	7 015
Loans amortized	-2 731	-2 542
Change in short-term borrowing, net	-50	1 549
Dividends paid	-1 726	-2 608
Cash flows from financing activities	**-3 608**	**3 414**
Cash flows for the period	**2 737**	**3 346**
Cash and cash equivalents, opening balance	**9 803**	**5 361**
Effect of exchange rate changes	11	-18
Cash and cash equivalents, closing balance	**12 551**	**8 689**

APPENDIX 1 – INVESTOR'S PERFORMANCE BY BUSINESS AREA

Performance by business area 1/1-6/30 2004

(SEK m.)	Core Holdings	New Investments	Other Holdings	Other Operations	Investor groupwide	Total
Dividends	1 434	22	45	29		1 530
Capital gains/losses	6 217	102	266	-38 [1]		6 547
Write-downs, net		482	54	12		548
Other revenues and expenses				-12 [2]		-12
Operating costs	-75	-119	-4	-15	-18	-231
Restructuring cost		-75			-25	-100
Operating income	**7 576**	**412**	**361**	**-24**	**-43**	**8 282**
Net financial items					-441	-441
Adjustment of income due to the equity method	-1 835	13				-1 822
Shares of income of associated companies before tax	1 020	-29	-217			774
Tax and minority interest	-625	-1	63		-109	-672
Income for the period	**6 136**	**395**	**207**	**-24**	**-593**	**6 121**
Change in surplus value	6 177	-198	-329	34		5 684
Other (currency, etc.)	55	102	186		58	401
Dividends paid					-1 726	-1 726
Effect on net asset value	***12 368***	***299***	***64***	***10***	***-2 261***	***10 480***

Net asset value by business area 6/30 2004

	Core Holdings	New Investments	Other Holdings	Other Operations	Investor groupwide	Total
Book value in accordance with the acquisition value method	52 242	11 525	2 344	1 405	1 677	69 193
Adjustment of book value due to the equity method	873	-120	-195			558
Accumulated surplus value	37 320	1 618	216	554		39 708
Net debt					-15 916	-15 916
Total net asset value	***90 435***	***13 023***	***2 365***	***1 959***	***-14 239***	***93 543***

Performance by business area 1/1-6/30 2003

(SEK m.)	Core Holdings	New Investments	Other Holdings	Other Operations	Investor groupwide	Total
Dividends	1 478	78	45	13		1 614
Capital gains/losses	-41	73	-76	37 [1]		-7
Write-downs, net		-230	98	-14		-146
Other revenues and expenses				-12 [2]		-12
Operating costs	-72	-139	-4	-21	-19	-255
Operating income	**1 365**	**-218**	**63**	**3**	**-19**	**1 194**
Net financial items					-508	-508
Adjustment of income due to the equity method	-1 018	181				-837
Shares of income of associated companies before tax	245	-123	-40			82
Tax and minority interest	-401	-5	11		-75	-470
Income for the period	**191**	**-165**	**34**	**3**	**-602**	**-539**
Change in surplus value	9 481	-146	77	83		9 495
Other (currency, etc.)	-314	-197			-5	-516
Dividends paid					-2 608	-2 608
Effect on net asset value	***9 358***	***-508***	***111***	***86***	***-3 215***	***5 832***

Net asset value by business area 6/30 2003

	Core Holdings	New Investments	Other Holdings	Other Operations	Investor groupwide	Total
Book value in accordance with the acquisition value method	51 810	11 064	2 754	856	-327	66 157
Adjustment of book value due to the equity method	2 354	-121	-60			2 173
Accumulated surplus value	17 042	1 393	352	637		19 424
Net debt					-19 153	-19 153
Total net asset value	***71 206***	***12 336***	***3 046***	***1 493***	***-19 480***	***68 601***

[1] Capital gains/losses refer to active portfolio management activities, of which sales amounted to SEK 13,602 m. (11,173).

[2] Net sales amounted to SEK 328 m. (335) and refer primarily to The Grand Group and EQT Partners.